UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                        Sanders Morris Harris Group Inc.
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                                (Name of Issuer)

                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    80000Q104
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1515 Market Street, Suite 2000                65 Livingston Avenue
       Philadelphia, Pennsylvania 19102              Roseland, New Jersey  07068
       (215) 563-8600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 3, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  80000Q104
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Mr. Philip C. Timon
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:        1,599,047*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   1,599,047*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,599,047*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      6.4%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of January 3, 2008 (the "Reporting Date"),  Endowment Capital, L.P. and Long
Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,599,047 shares of the Common stock, $0.01 par value per share (the "Shares"), Sanders Morris Harris Group Inc., a Texas corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,599,047 Shares, or approximately 6.4%, of the Shares deemed issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 2.   Identity and Background
          -----------------------

          Item 2 is hereby amended by deleting the only paragraph thereof and replacing it with the following:

          This Statement is being filed by Mr. Philip Timon, whose business address is 1515 Market Street, Suite 2000, Philadelphia, PA 19102, who serves as the sole managing member of Endowment LLC, which is the sole general partner of the Limited Partnerships, and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. The Limited Partnerships are each engaged in the investment in personal property of all kinds including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. Mr. Timon has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting the third paragraph thereof and replacing it with the following:

          The acquisition of Shares referred to in this Schedule 13D, as amended, is for investment purposes. Mr. Timon has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Pursuant to Section 240.13d-1(c), as of the Reporting Date, the Reporting Person is eligible to report, and has reported, the Shares beneficially owned by the Reporting Person on Schedule 13G. Please see such Schedule 13G (as the same may be amended in accordance with applicable law) filed as of the Reporting Date for further details.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon the information set forth in the Company's Form 10-Q for the quarterly period ending September 30, 2007, there were 25,021,797 Shares issued and outstanding as of November 7, 2007.

          As of January 3, 2008 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 1,599,047 Shares. The Reporting Person is the sole managing member of Endowment LLC, which serves as the sole general partner of each of the Limited Partnerships. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,599,047 Shares, or approximately 6.4%, of the issued and outstanding Shares, as of the Reporting Date.

          The following table details the sale transactions, each of which were effected in an ordinary course brokerage transaction, by the Reporting Person, in his capacity as sole managing member of Endowment LLC, which serves as the sole general partner of the Limited Partnerships, in Shares, during the sixty days preceding the Reporting Date:

            Date                    Quantity                  Price
            ----                    --------                  -----

         11/1/2007                   17,700                   $9.06
         11/16/2007                     500                   $9.49
         11/19/2007                   4,867                   $9.26
         11/20/2007                   2,000                   $9.55
         11/21/2007                   3,611                   $9.82
         11/23/2007                     200                   $9.71
         11/26/2007                   1,432                   $9.71
         11/27/2007                   8,188                   $9.70
         11/28/2007                   1,200                   $9.76
         11/29/2007                     369                   $9.89
         12/18/2007                   6,900                   $9.74
         12/19/2007                   1,900                   $9.76
         12/20/2007                     499                   $9.77
         12/21/2007                  11,000                   $9.71
         12/24/2007                   9,332                   $9.74
         12/26/2007                     100                   $9.70
         1/3/2008                       738                  $10.01

          Except for the transactions listed above, neither the Reporting Person, any person or entity controlled by the Reporting Person, nor any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof, has transacted Shares, or securities convertible into, exercisable for, or exchangeable for Shares during the sixty days preceding the Reporting Date.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 9, 2008


                                          /s/ Philip C. Timon
                                          --------------------------------------
                                          Philip C.  Timon,  in his  capacity as
                                          sole  managing  member  of  Endownment
                                          Capital  Group,  LLC, the sole general
                                          partner of  Endownment  Capital,  L.P.
                                          and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).